FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending December 22, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --







Issued -   Thursday 22 December 2005, London, UK  / London Stock Exchange
announcement





                         GlaxoSmithKline plc Announces

                       Changes to the Board of Directors



GlaxoSmithKline plc (GSK) announces that two new Non-Executive Directors are to join the Board of the Company with effect from 1st January 2006 and that Dr Lucy Shapiro will be retiring as a Non-Executive Director at the Company's Annual General Meeting on 17th May 2006. The two new Non-Executives are:



Dr Ralph Horwitz,   Dean, School of Medicine and Vice President
                    of Medical Affairs at Case Western Reserve University,
                    Cleveland, Ohio and Director of Case Research Institute.



Mr Tom De Swaan,    Currently, Chief Financial Officer and member
                    of the Management Board of ABN AMRO.



In commenting on the retirement of Dr Shapiro and the appointment of Dr Horwitz, Sir Christopher Gent, Chairman of GSK, said:



"During the last nine years Lucy has provided the Board with invaluable advice and support for which I and my Board colleagues are immensely grateful.



I am delighted that Ralph has agreed to join the Board. In addition to fulfilling his usual responsibilities as a Non-Executive Director, he will spend time within our research and development organisation and, with his experience, will provide valuable insights to scientific and clinical developments outside GSK."



On his appointment to GSK, Mr De Swaan will join the Audit Committee and will succeed Dr Ronaldo Schmitz as its Chairman in September 2006. Commenting on Mr De Swaan's appointment, Sir Christopher Gent said:



 "I am very glad that Tom, who has had a long and distinguished career in international banking, has agreed to join the Board and take over from Ronaldo as Chairman of the Audit Committee. This is a challenging and demanding role that Ronaldo has undertaken with great skill and I am delighted that he has also agreed to remain on the Board for a further term of three years."


Biographical details of the Directors mentioned above are given below together with a table showing the membership of the Board and its committees with effect from 1st January 2006.



Simon Bicknell

Company Secretary



22 December 2005





Notes

1. The Board has determined that Dr Horwitz and Mr De Swaan are each independent in accordance with the Combined Code on Corporate Governance. The Board also agreed that Dr Schmitz remains independent in character and judgement and that it would be appropriate for him to continue to be considered an independent Non-Executive Director following the AGM in 2006, when he will have completed nine years service as a Non-Executive Director.

2. In accordance with the Combined Code, the Board has determined that Mr De Swaan has recent and relevant financial experience. The Board has also agreed that Mr De Swaan has the appropriate qualifications and background to be an Audit Committee Financial Expert in accordance with the requirements of Sarbanes-Oxley Act 2002.



Biographical Details

Dr Ralph Horwitz

Age 58. Dr Horwitz was appointed vice president for medical affairs and dean of the School of Medicine at Case Western Reserve University and director of the Case Research Institute on April 1, 2003.

Prior to joining Case, Ralph Horwitz was Harold H. Hines Professor of Medicine and Epidemiology at the Yale University School of Medicine and chairman of the Department of Internal Medicine, co-director of the Robert Wood Johnson Clinical Scholars Program, and chief of the Beeson Medical Service at Yale-New Haven Hospital. Dr. Horwitz is internationally known for his pioneering research that helped to establish the field of clinical investigation and outcomes research; for his distinguished leadership in reinvigorating the Department of Medicine at Yale and for his innovative programs in the education of physicians and the training of physician scientists.

Among his recent honours, he is the recipient of the Pennsylvania State University Distinguished Alumnus Award (2005) and the Robert J. Glaser Research Award (2005). He is an elected member of the American Society of Clinical Investigation, American Epidemiology Society, the Institute of Medicine of the National Academy of Sciences, and the Association of American Physicians (AAP). He is a former chair of the American Board of Internal Medicine and is currently a member of the Council of the AAP.





Mr Tom De Swaan

Age 59. Mr. De Swaan holds a Master degree in Economics and is a Member of the Managing Board and CFO of ABN AMRO. He will step down as CFO on 1 January 2006 and retire from the Board of ABN AMRO from 1 May 2006.



Prior to his tenure with ABN AMRO he was from 1986 - 1998 a Member of the Governing Board of the Dutch Central Bank and in that capacity Chairman of the Basel Committee on Banking Supervision.



He is a Non-Executive Director of the Financial Services Authority. He is a Member of the Board of the Institute of International Finance. He is Chairman of the Board of the Nederlands Opera and a Member of the Board of Royal Concertgebouw Orchestra.



Dr Ronaldo Schmitz

Age 67. Dr Schmitz is an independent Non-Executive Director of GlaxoSmithKline plc. He was a Non-Executive Director of Glaxo Wellcome plc from 1st January 1997 until the completion of the merger with SmithKline Beecham plc in December 2000. He is a Non-Executive Director of Legal & General Group plc and a member of the Board of Directors of Rohm and Haas Company and Cabot Corporation.



Dr Lucy Shapiro

Age 65. Dr Shapiro is a Non-Executive Director of GlaxoSmithKline plc. She was formerly a
Non-Executive Director of SmithKline Beecham plc. She is Ludwig Professor of Cancer Research in the Department of Developmental Biology and Director of the Beckman Center for Molecular and Genetic Medicine at the Stanford University School of Medicine and a Non-Executive Director of Anacor Pharmaceuticals, Inc. She holds a PhD in molecular biology from Albert Einstein College of Medicine.






                         Board and Committee Membership

                       with effect from 1st January 2006.





Sir Christopher Gent                   Chairman

Sir Ian Prosser                        Senior Independent Non-Executive Director



Dr J-P Garnier                         Chief Executive Officer

Mr J S Heslop                          Chief Financial Officer

Dr Tachi Yamada                        Executive Director, Chairman, Research &
                                       Development



Mr H Lawrence Culp                     Independent Non-Executive Director

Sir Crispin Davis                      Independent Non-Executive Director

Dr Ralph Horwitz                       Independent Non-Executive Director

Sir Deryck Maughan                     Independent Non-Executive Director

Dr Ronaldo Schmitz                     Independent Non-Executive Director

Dr Lucy Shapiro                        Non-Executive Director

Mr Tom De Swaan                        Independent Non Executive Director

Sir Robert Wilson                      Independent Non-Executive Director








         Board Committee                    Committee Chairman                        Members


Audit                              Dr Ronaldo Schmitz*                   Sir Deryck Maughan

                                                                         Sir Ian Prosser

                                                                         Mr Tom De Swaan*

                                                                         Sir Robert Wilson


Remuneration                       Sir Robert Wilson                     Mr H Lawrence Culp

                                                                         Sir Crispin Davis

                                                                         Dr Ronaldo Schmitz


Nominations                        Sir Christopher Gent                  Sir Ian Prosser

                                                                         Dr Ronaldo Schmitz

Corporate Responsibility           Sir Christopher Gent                  Sir Ian Prosser

                                                                         Dr Lucy Shapiro





* Mr De Swaan will succeed Dr Schmitz as Chairman of the Audit Committee in September 2006.






Enquiries:

UK Media enquiries:                                    Philip Thomson          (020) 8047 5502
                                                       David Mawdsley          (020) 8047 5502
                                                       Chris Hunter-Ward       (020) 8047 5502

US Media enquiries:                                    Nancy Pekarek           (215) 751 7709
                                                       Mary Anne Rhyne         (919) 483 2839
                                                       Patricia Seif           (215)  751 7709

European Analyst/Investor enquiries:                   Duncan Learmouth        (020) 8047 5540
                                                       Anita Kidgell           (020) 8047 5542
                                                       Jen Hill                (020) 8047 5543

US Analyst/ Investor enquiries:                        Frank Murdolo           (215) 751 7002
                                                       Tom Curry               (215) 751 5419






SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 22, 2005                                  By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc